Exhibit 99.1

COGENTIX MEDICAL ENTERS INTO DEFINITIVE AGREEMENT
 FOR $25 MILLION EQUITY INVESTMENT

Proceeds to Provide Resources to Execute Urology Focused Business Development Strategy

Proposed Equity Investment at 29% Market Premium

All Current Outstanding Debt to be Converted into Common Shares

MINNEAPOLIS, MN, September 7, 2016 – Cogentix Medical, Inc. (NASDAQ: CGNT), a medical device company that develops, manufactures and markets innovative proprietary products for the urology market, today announced that it has entered into a securities purchase agreement with Accelmed Growth Partners, L.P.  Under the terms of the securities purchase agreement, Accelmed would purchase $25 million of Cogentix Medical common stock from the Company at $1.55 per share, a 29% premium over the closing price of the stock on September 6, 2016 and a premium of 36% over the average closing price over the last 30 days.  The securities purchase agreement is subject to various closing conditions, including approval by the shareholders of Cogentix Medical.  Accelmed is a premier capital resource for the medical device industry and is based in New York, NY and Hertzeliya, Israel.  Cogentix would apply the proceeds to working capital as well as the implementation of a business development strategy to acquire growth technologies addressing the urology market.

As a condition to Accelmed closing the equity investment, the Company will convert into common shares all the outstanding debt and accrued interest owed to Lewis C. Pell, one of the Company’s Class I directors.  Cogentix currently owes a total of $29.5 million ($28.5 million of principal and $1.0 million of accrued interest) to Mr. Pell.  The Company and Mr. Pell have entered into a definitive agreement under which the debt owed by Cogentix to Mr. Pell will be converted into Cogentix common stock at a price per share of $1.67 immediately prior to closing the Accelmed securities purchase agreement.  The agreement also provides that, simultaneously with the conversion of such debt, all outstanding warrants to purchase Cogentix common stock that are held by Mr. Pell will be cancelled. The agreement with Mr. Pell is subject to approval of the shareholders of Cogentix Medical.

“The proposed transaction with Accelmed has the ability to transform Cogentix Medical,” said Darin Hammers, President and CEO of Cogentix Medical.  “While our team has been successfully executing our sales strategy and building our business in the urology market, we have been resource constrained in terms of providing our sales organization with additional products to bring to our growing customer base.  Accelmed is one of the world’s leading private equity firms focused on the medical device industry, and as Israel’s largest med-tech investor, has a proven track record of integrating Israeli technologies into established US med-tech companies.  Accelmed believes the Cogentix platform provides an excellent foundation from which to build a broad based leader providing innovative, cost effective and clinically proven solutions to the growing urology marketplace.  Overall, the proposed transactions significantly increase our cash resources, eliminate all of our outstanding debt and dramatically improve our capital structure, all at valuations that are 29% higher than what the market is currently awarding our company.”

Upon closing of the proposed transactions, there would be approximately 60.3 million shares of common stock outstanding of which Mr. Pell would own approximately 33% and Accelmed would own approximately 27%.  The current debt and accrued interest outstanding of $29.5 million would be eliminated and Cogentix would have approximately $28 million of cash and marketable securities.

In addition, the terms of the proposed transaction call for Accelmed to have the right to nominate two members to the Cogentix Medical Board of Directors, which currently has six members.  One of these directors would be Uri Geiger, who will become Chair of the Cogentix board. Mr. Geiger cofounded Accelmed in 2009 and is currently a managing partner of Accelmed. Mr. Geiger has extensive entrepreneurial, management and investment expertise having created and developed many successful medical device companies.

The Board of Directors of Cogentix Medical established a Special Committee of the Board, comprised solely of independent directors, to review these transactions and provide a recommendation to the full Board.  The Special Committee engaged Duff & Phelps, LLC to serve as its independent financial advisor and to provide an opinion in connection with the proposed transactions.  The Special Committee retained Duff & Phelps based on Duff & Phelps’ qualifications, reputation, and experience in providing fairness opinions, and its experience in valuing companies in the medical device industry. Duff & Phelps has rendered its opinion that the financial terms of the proposed transactions taken as a whole are fair to the unaffiliated public stockholders of the Company.  The Special Committee recommended to the full Board that it approve the transactions, and the Cogentix Medical Board of Directors has unanimously approved the transactions.

“We have admired the revenue growth of Cogentix Medical under the leadership of Darin and his team, and believe that with the appropriate resources and a well-planned business development strategy, Cogentix could expand into being one of the leaders in the urology marketplace,” said Mr. Geiger.  “As a reflection of our confidence in the management team as well as the potential for the company, we have agreed to make this investment at a premium to the current market price and look forward to working with the board and management to execute on a shared vision for Cogentix.”

Additional Information About the Transaction and Where to Find It

The proposed transactions will be submitted to the shareholders of Cogentix Medical for their approval.  The shareholders will be asked to approve the securities purchase agreement and the issuance of shares to Accelmed and Mr. Pell. In connection with that approval, Cogentix will file with the Securities and Exchange Commission (the “SEC”) a proxy statement containing information about the proposed transactions.  Shareholders are urged to read the proxy statement when it becomes available, because it will contain important information.  Shareholders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about Cogentix, without charge at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330.  Copies of the proxy statement and other filings with the SEC can also be obtained, without charge, by directing a request to Brett Reynolds, Senior Vice President and Chief Financial Officer, Cogentix Medical, Inc., 5420 Feltl Road, Minnetonka, MN 55343, 952-426-6152.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities to be issued as a result of the proposed transactions.  The securities to be issued in connection with the proposed transactions have not been registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold absent registration with the SEC or an applicable exemption from such registration requirements.

Participants in the Solicitation

Cogentix and some or all of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Cogentix shareholders in respect of the proposed transactions.  Information regarding the directors and executive officers of Cogentix is contained in the proxy statement for our 2016 annual meeting of shareholders, which was filed with the SEC on April 25, 2016.  Additional information regarding the interests of such potential participants will also be included in the proxy statement when it becomes available.

About Cogentix Medical

Cogentix Medical, Inc., headquartered in Minnetonka, Minnesota, with additional operations in New York, Massachusetts, The Netherlands and the United Kingdom, is a global medical device company.  We design, develop, manufacture and market products for flexible endoscopy with our unique product lines featuring a streamlined visualization system and proprietary sterile disposable microbial barrier, known as EndoSheath technology, providing users with efficient and cost effective endoscope turnover while enhancing patient safety.  We also commercialize the Urgent® PC Neuromodulation System, an FDA-cleared device that delivers percutaneous tibial nerve stimulation (PTNS) for the office-based treatment of overactive bladder (OAB).  OAB is a chronic condition that affects approximately 42 million U.S. adults.  The symptoms include urinary urgency, frequency and urge incontinence.  We also offer Macroplastique®, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency.  For more information on Cogentix Medical and our products, please visit us at www.cogentixmedical.com.

For Further Information:

Cogentix Medical, Inc.
Brett Reynolds, SVP and CFO
952-426-6152

EVC Group
Doug Sherk/Brian Moore (Investors)
415-652-9100/310-579-6199

Cautionary Statements Related to Forward-Looking Statements

This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this press release include, but are not limited to, statements about the benefits of the proposed transactions; expected levels of continuing debt; expected revenue growth rates; the anticipated timing of cash flow breakeven from operations and cash flow positive from operations; and our plans, objectives, expectations and intentions with respect to future operations, products and services.  Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, the effects of industry, economic or political conditions outside of our control; the failure to appropriately apply the proceeds from the proposed transactions or to realize the benefits of the reduction in our debt, or delay in realization thereof; operating costs and business disruption following completion of the transaction; transaction and related costs; actual or contingent liabilities; the adequacy of our capital resources; and the risks identified under the heading “Risk Factors” in the annual report on Form 10-K, for the fiscal year ended March 31, 2015, filed with the SEC on June 25, 2015, our transition report on Form 10-K for the transition period from April 1, 2015 through December 31, 2015, as well as our subsequent quarterly reports on Form 10-Q and other information filed by us with the SEC.  We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation.  You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.